UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Affymax, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00826A109
(CUSIP Number)

Jonathan M. Couchman
c/o Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00826A109

1	NAME OF REPORTING PERSON JONATHAN M. COUCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,875,877
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,875,877
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

____________________
* Shares held in Mr. Couchman’s IRA Account.

CUSIP NO. 00826A109

1	NAME OF REPORTING PERSON XSTELOS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00826A109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 19, 2014, the Reporting Persons issued a press release disclosing their intention to vote their Shares AGAINST the proposal to approve the Issuer’s proposed plan of liquidation (the “Plan of Liquidation”) at the September 23, 2014 Special Meeting of Shareholders. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Issuer’s management and Board of Directors (the “Board”) have proposed the Plan of Liquidation whereby, according to the Issuer’s Definitive Proxy Statement on Schedule 14A filed on August 18, 2014, the Issuer’s shareholders are estimated to receive between $0.05 and $0.06 per Share. The Reporting Persons continue to believe that the consideration shareholders are expected to receive under the Plan of Liquidation is woefully inadequate. In fact, the Shares have not closed below $0.13 per Share following the filing of this Schedule 13D on August 22, 2014 and no lower than $0.16 per Share following the filing of Amendment No. 1 to the Schedule 13D on August 25, 2014, which is nearly triple the amount that shareholders are expected to receive under the Plan of Liquidation. We believe this level of trading indicates the market’s belief that the Plan of Liquidation would represent a clearly undervalued transaction, and is not in the shareholders’ best interests. We share that view.

We believe that prior to proposing a transaction such as the Plan of Liquidation, the Board and management had a fiduciary obligation to conduct a complete and extensive evaluation of all reasonable alternatives.  We do not believe that such a process was conducted.  While certain specific options may have been considered by the Issuer, we do not believe that a full and complete process was conducted, nor were all available options considered.  In particular, we were disappointed that we have received limited responses to our proposals, and in fact received no substantive response to our formal proposal dated August 25, 2014 (the “Xstelos Proposal”). Pursuant to the Xstelos Proposal, we offered to, among other things, tender, at $0.10 per Share, for up to 25% of the outstanding Shares of the Issuer, subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Under the Xstelos Proposal, the tender price would have been approximately double the amount estimated by the Issuer to be received by shareholders in the Plan of Liquidation.

We believe that the Board, consistent with its fiduciary duties, is under an obligation to complete a full and thorough review of all strategic alternatives to the Plan of Liquidation, including the Xstelos Proposal, in order to maximize value for shareholders. In the event that the Plan of Liquidation is not approved, we intend to pursue all options available to enhance shareholder value, including, among other things, further discussions with management and the Board regarding the Xstelos Proposal and other value maximizing transactions, as well as seeking the election of new director candidates to the Board who are committed to maximizing shareholder value.

For the foregoing reasons, the Reporting Persons intend to vote their Shares AGAINST the proposal to approve the Plan of Liquidation.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Press Release, dated September 19, 2014.

CUSIP NO. 00826A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2014
/s/ Jonathan M. Couchman
JONATHAN M. COUCHMAN

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman Chairman, President and Chief Executive Officer